Mark Selinger

Tel 212.801.9221

Fax 212.801.6400

Mark.Selinger@gtlaw.com

September 20, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mark Brunhofer Robert Telewicz Irene Paik Sonia Bednarowski

Re:	INX Ltd. Form 20-F for the Fiscal Year Ended December 31, 2022 Form 20-F for the Fiscal Year Ended December 31, 2023 Response dated October 31, 2023 File No. 000-56429

Dear Mr. Brunhofer:

On behalf of INX Ltd. (the “Company” or “INX”), we are writing to submit the Company’s responses to comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission,” or the “SEC”) dated August 24, 2024, relating to the above referenced Form 20-F for the fiscal year ended December 31, 2022 and the Form 20-F for the fiscal year ended December 31, 2023 (File No. 000-56429). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

Form 20-F for the Fiscal Year Ended December 31, 2023

Risk Factors

Adding crypto assets to, or removing from our platform, page 13

1.	Refer to your response to prior comment 3. The list of tokens that you decided to delist and cease trading during 2023 appears to be relevant to INXD rather than INXS. In future filings, please distinguish between INXS and INXD when discussing the processes for adding or removing assets from the company’s platforms.

Response: The Company respectfully acknowledges the Staff’s comment, and intends to include the following disclosure in its future filings:

“The Company has established proactive internal procedures for the delisting and removal of assets from its INXS and INXD platforms.

On either platform, when a coin or token no longer meets our compliance and/or listing standards due to variety of reasons including, changes in the industry or other pertinent considerations, our compliance department, and the commercial team, to the extent required, undertake a comprehensive review, which may lead to the delisting of the relevant asset(s). We believe that this process reflects best practices and serves to safeguard both the Company and its users and customers.

During the review conducted by the compliance department, several factors are taken into account for both the INXS and INXD platforms. While this list is not exhaustive, it provides insight into some of the key considerations:

●	commitment of the team to the project

●	level and quality of development activity

●	trading volume and liquidity

●	stability and security of the network against attacks

●	network and smart contract stability

●	nature and level of public communication

●	responsiveness to periodic due diligence requests

●	evidence of unethical, fraudulent conduct, or negligence

●	contribution to a healthy and sustainable crypto ecosystem

●	relevance to recent regulatory developments

Additionally, as it pertains specifically to the INXS platform, the compliance department weighs:

●	recent regulatory developments regarding the secondary trading of securities

●	relevant state and federal court decisions determining the security status of a digital asset

●	issuer non-compliance with securities laws

During 2024, we decided to delist and cease trading of the following tokens from the INXD platform:

●	CRV, UNI, AAVE, ZEC

During 2024, we have not delisted, or ceased trading, any tokens on the INXS platform.

All relevant trading pairs, including those associated with the above-mentioned tokens, have been removed from the INX trading platforms.”

Risk Factors

With respect to the Company’s INXD platform, if the Company fails, page 13

2.	Refer to your response to prior comment 2. In future filings, please revise the first full risk factor on page 13 to specifically address the risk of having listed MATIC on your platform.

Response: The Company respectfully acknowledges the Staff’s comment, and intends to revise the following language in the risk factor, as follows:

“With respect to the Company’s INXD platform, “if the Company fails to properly characterize a digital asset listed for trading under applicable securities laws, it may be subject to regulatory scrutiny, inquiries, investigations, fines, and other penalties, which may adversely affect the business, operating results, and its financial condition.

There can be no assurances that we have properly characterized in the past, or that we will properly characterize in the future, any given crypto asset as a security or non-security for purposes of determining whether our platform will support trading of the crypto asset, or that the SEC, foreign regulatory authority, or a court, if the question was presented to it, would agree with our assessment. If an applicable regulatory authority or a court, having final determinative authority on the subject, were to determine that a supported crypto asset that was previously offered, sold, or traded on our INX Digital platform, or that is currently offered, sold, or traded on our INX Digital platform, is a security, we could be subject to judicial or administrative sanctions for failing to offer or sell the crypto asset in compliance with the registration or exemption requirements. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm. Customers that traded such supported crypto assets on our platform and suffered trading losses could also seek to rescind a transaction that we facilitated on the basis that it was conducted in violation of applicable law, which could subject us to significant liability. Furthermore, if we remove any crypto assets from trading on our platform for any reason, our decision may be unpopular with users and may reduce our ability to attract and retain customers, especially if such assets remain traded on unregulated exchanges, which includes many of our competitors.

As an example, the crypto asset MATIC was listed on the INXD platform for some time before being delisted from the platform in 2023, rendering it unavailable on the platform. The Company may be subject to regulatory scrutiny, inquiries, investigations, fines, and other penalties as a result of that period of time where MATIC was listed for trading on the INXD platform.

Further, if Bitcoin, Ethereum, or any other crypto asset that we are either currently supporting, or that we supported in the past, is deemed to be a security under any U.S. federal, state, or foreign jurisdiction, or in a proceeding in a court of law or otherwise, it may have adverse consequences for such supported crypto asset. For instance, all transactions in such supported crypto assets would have to be registered with the SEC or other foreign authority, or conducted in accordance with an exemption from registration, which could severely limit its liquidity, usability and transactability. Moreover, the networks on which such supported crypto assets are utilized may be required to be regulated as securities intermediaries, and subject to applicable rules, which could effectively render the network impracticable for its existing purposes. Further, it could draw negative publicity and a decline in the general acceptance of the crypto asset. Also, it may make it difficult for such supported crypto assets to be traded, cleared, and held in custody as compared to other crypto assets that are not considered to be securities.”

Information on the Company, page 44

3.	Refer to your response to prior comments 18 and 19. We note that an affiliate traded as principal on the INX Digital platform. To the extent that any other affiliates trade as principal on the INX Digital Platform, please disclose in future filings. Also discuss the extent to which INX Securities was or any other affiliate is provided with any special terms or access as compared to other persons trading on the platform, and whether you maintain any information barriers or other controls that prevented INX Solutions or that prevents any other affiliate from front running customers or otherwise misusing confidential trading information.

Response: The Company respectfully acknowledges the Staff’s comment. INX Solutions ceased trading as principal on the INX Digital Platform prior to 2024, and no other affiliates have in the past, or currently trade, as principal on the INX Digital Platform. If at such time in the future an affiliate of the Company commences trading as principal on the INX Digital Platform, the Company will include disclosures that outline the terms and/or access that the affiliate has compared to other persons trading on the platform. The Company has not provided in the past, and does not intend to provide in the future, affiliates with any special terms or access as compared to other persons on the platform.

4.	Refer to your response to prior comment 19. You state that INX Digital engages an independent liquidity provider to provide liquidity on the platform. In future filings, please include disclosure to this effect and identify the liquidity provider.

Response: The Company respectfully acknowledges the Staff’s comment, and intends to include the following disclosure in its future filings, updated to the then current information:

“INX Digital engages Keyrock s.a. and Flowdesk as independent liquidity providers on the INX Digital platform.”

INX.One (a/k/a INX Trading Solutions), a Single Regulated Ecosystem for Trading Blockchain Assets, page 50

5.	Refer to your response to prior comment 8. We note your disclosure on page 54 that “[t]he INX Digital platform operates within the U.S.; however, users from other regions may independently access [y]our platform and engage in trading activities involving securities or cryptocurrencies, subject to compliance with the Company’s policies and procedures.” In future filings, please expand your disclosure regarding the foreign jurisdictions in which you offer your services and access to your platforms, and identify the specific services offered in each jurisdiction. Similarly, we note your disclosure that you offer broker-dealer of record services for certain primary offerings in compliance with local laws. In future filings, please expand your disclosure by identifying the jurisdictions in which you provide such services.

Response: The Company respectfully acknowledges the Staff’s comment, and intends to include the following disclosure in its future filings:

“The INX Digital trading platform operates within the US, however, users from other regions may independently access our platform and engage in trading activities involving securities or cryptocurrencies, subject to compliance with the Company’s policies and procedures. The INX Digital platform offers secondary market trading in the following jurisdictions outside the US: Andorra, Angola, Anguilla, Antigua and Barbuda, Armenia, Australia, Austria, Azerbaijan, Bahrain, Belgium, Belize, Bermuda, Bhutan, Brazil, Brunei Darussalam, Bulgaria, Cape Verde, Chile, Colombia, Comoros, Croatia, Cyprus, Czech Republic, Denmark, Djibouti, Dominica, Dominican Republic, El Salvador, Estonia, Eswatini, Faroe Islands, Fiji, Finland, France, French Polynesia, Gambia, Georgia, Germany, Gibraltar, Greece, Grenada, Guatemala, Guernsey, Honduras, Hong Kong, Hungary, Ireland, Isle of Man, Israel, Italy, Japan, Jersey, Jordan, Kazakhstan, Kenya, Kiribati, Republic of South Korea, Kuwait, Kyrgyzstan, Latvia, Liechtenstein, Lithuania, Luxembourg, Macao, Madagascar, Malaysia, Maldives, Malta, Marshall Islands, Mauritania, Mexico, Federated States of Micronesia, Republic of Moldova, Monaco, Mongolia, Montserrat, Mozambique, Nauru, Netherlands, New Zealand, Nigeria, Norway, Oman, Papua New Guinea, Paraguay, Peru, Philippines, Poland, Portugal, Puerto Rico, Romania, Saint Kitts and Nevis, Saint Lucia, Saint Martin (French part), Saint Vincent and the Grenadines, Samoa, San Marino, Sao Tome and Principe, Saudi Arabia, Seychelles, Singapore, Slovakia, Slovenia, Solomon Islands, South Africa, Spain, Suriname, Sweden, Switzerland, Taiwan - Province of China, Timor-Leste, Tonga, Turkey, Turkmenistan, Turks and Caicos Islands, Tuvalu, Ukraine, United Arab Emirates, United Kingdom, and Uruguay.

On the INXS platform, the security tokens are available for trading in all 50 U.S. states, as well as in two U.S. territories and other foreign jurisdictions that we believe we have the right to operate in. The INXS platform offers secondary market trading in the following jurisdictions outside the US: Argentina, Australia, Austria, Bahamas, Bahrain, Bangladesh, Barbados, Belgium, Bermuda, Bolivia, Brazil, Brunei Darussalam, Bulgaria, Cameroon, Cayman Islands, Chile, China, Colombia, Costa Rica, Croatia, Cyprus, Czech Republic, Denmark, Dominican Republic, Ecuador, Egypt, El Salvador, Estonia, Finland, France, Georgia, Germany, Gibraltar, Greece, Guatemala, Hong Kong, Hungary, India, Indonesia, Ireland, Israel, Italy, Jamaica, Japan, Jersey, Jordan, Republic of South Korea, Kuwait, Latvia, Lithuania, Luxembourg, Malaysia, Malta, Mexico, Netherlands, New Zealand, Nigeria, Norway, Oman, Panama, Paraguay, Peru, Philippines, Poland, Portugal, Puerto Rico, Qatar, Romania, Saint Kitts and Nevis, Saint Lucia, Saudi Arabia, Seychelles, Singapore, Slovakia, Slovenia, South Africa, Spain, Sri Lanka, Sweden, Switzerland, Taiwan - Province of China, Thailand, Turkey, Turks and Caicos Islands, United Arab Emirates, United Kingdom, Uruguay and Zambia.

For certain of our security tokens listed on our INXS platform, in addition to trading services, the Company also offers broker-dealer of record services for certain primary offerings in compliance with local laws. We provide these services to the following jurisdictions outside the US: Argentina, Australia, Austria, Bahamas, Bahrain, Bangladesh, Barbados, Belgium, Bermuda, Bolivia, Brazil, Brunei Darussalam, Bulgaria, Cameroon, Cayman Islands, Chile, China, Colombia, Costa Rica, Croatia, Cyprus, Czech Republic, Denmark, Dominican Republic, Ecuador, Egypt, El Salvador, Estonia, Finland, France, Georgia, Germany, Gibraltar, Greece, Guatemala, Hong Kong, Hungary, India, Indonesia, Ireland, Israel, Italy, Jamaica, Japan, Jersey, Jordan, Republic of South Korea, Kuwait, Latvia, Lithuania, Luxembourg, Malaysia, Malta, Mexico, Netherlands, New Zealand, Nigeria, Norway, Oman, Panama, Paraguay, Peru, Philippines, Poland, Portugal, Puerto Rico, Qatar, Romania, Saint Kitts and Nevis, Saint Lucia, Saudi Arabia, Seychelles, Singapore, Slovakia, Slovenia, South Africa, Spain, Sri Lanka, Sweden, Switzerland, Taiwan - Province of China, Thailand, Turkey, Turks and Caicos Islands, United Arab Emirates, United Kingdom, Uruguay and Zambia.

Technology and Product Development, page 54

6.	Refer to your response to prior comment 10 and your disclosure on page 54 that “INX.One is not a separate platform but rather a solution designed to provide users with access to INX Digital and INXS platforms, creating a unified customer experience for trading both security tokens and digital assets.” In future filings, please disclose the measures you take to ensure that users of INX.One are aware when they are transacting through INX Securities and when they are transacting through INX Digital.

Response: The Company respectfully acknowledges the Staff’s comment, and intends to include the following disclosure in its future filings, as an update to the response to the prior comment 10:

“INX.One is not a separate platform but rather a solution designed to provide users with access to INX Digital and INXS platforms, creating a unified customer experience for trading both security tokens and digital assets. After successfully completing the onboarding processes, which deliver distinct and separate user agreements for INX Securities and INX Digital, and receiving the relevant platform’s approval, customers gain entry to either INX Digital and/or INXS platforms through the INX.ONE hub, which integrates both security and crypto-asset trading on a single application. Users of INX.One can select either “crypto” or “security token” trading markets on the INX.One platform trading page, directing them to either the INX Digital or INX Securities trading platforms, respectively.”

Custody of Client Assets on the INXD Trading Platform, page 56

7.	Refer to your response to prior comment 12 and your disclosure on page 55 that you have “strategic plans to transition to a cold storage solution utilizing BitGo Trust Company, Inc., which will serve as a qualified custodian for safeguarding the majority of [y]our cryptocurrency assets once they reach a substantial level.” In future filings, please disclose when you plan to transition to a cold storage solution, and revise to clarify what the “majority” of your crypto assets means and what a “substantial level” means.

Response: The Company respectfully acknowledges the Staff’s comment, and intends to include the following disclosure in its future filings, fully replacing the response to prior comment 12:

“The Company currently utilizes BitGo’s hot wallet multi-signature solution. The Company has reassessed its plan to transition to a cold storage solution, and, as of the date hereof, the Company intends to continue to utilize the hot wallet multi-signature solution for all cryptocurrency assets. Up to this point, the Company’s operations have exclusively relied on the hot wallet multi-signature solution.”

The INX Token, page 58

8.	Refer to your response to prior comment 11 that “[a]lthough the INX [T]oken holders have the right to use the INX Token to pay transaction fees on the INX.One Trading Platform, this functionality is not currently available.” In future filings, please revise to disclose an estimate of when INX.One will be able to accept INX Tokens as payment for your services, the costs related to developing such functionality and any challenges related to accepting INX Tokens as payment for transaction fees.

Response: The Company respectfully acknowledges the Staff’s comment, and intends to include the following disclosure in its future filings:

“Although the INX token holders have the right to use the INX Token to pay transaction fees on the INX.One Trading Platform, this functionality is not currently available. Due to the evolving regulatory landscape, and our understanding that payment of transaction fees with securities may not be clearly allowed under the current regulatory guidance for digital assets, we cannot determine whether this right will ever be available to INX token holders. As a result, we have offered a benefit to INX token holders whereby they are granted a discount on transaction fees on the INX.One Trading Platform based on how many INX Tokens are held in their INX Securities account. Holders of INX Tokens are entitled, at a minimum, to a 10% discount on the payment of transaction fees on the INX.One trading platform. We believe this aligns with regulatory guidelines while offering a benefit to INX token holders that offers value.”

Operating and Financial Review and Prospects

A. Operating Results
Key Business Metrics, page 85

9.	We acknowledge your response to comment 14 and the almost doubling of trading volume in the table on page 85 for the 2022 and 2021 years as compared to the information presented in the table on page 75 of your 2022 Form 20-F. In this regard, for example, 2022 trading volume that was depicted as $66,744,966 in the prior year Form 20-F is now depicted as $133,469,000. Please address the following:

●	Tell us why the volume information for 2022 and 2021 has almost doubled.

Response: The Company respectfully notes that the difference in trading volume data between the 2022 Form 20-F and the 2023 Form 20-F stems from a change in the method of calculation.

In the 2022 Form 20-F, we calculated the trading volume based on one side of the transaction. However, upon review, we determined that including both sides of the transaction provides a more accurate representation of our business activity.

In the 2023 Form 20-F, we revised the presentation of the amounts for 2021 and 2022 to reflect the revised calculation to include both sides of the transaction - both the buyer and the seller. This approach more accurately reflects our business model, as we receive commissions from both buyers and sellers. Consequently, the amounts for 2022 and 2021 in the 2023 Form 20-F are approximately double that reported in the 2022 Form 20-F.

This revised method aligns with our definition of “Trading Volume” as stated on page 85 of the 2023 Form 20-F: “the total U.S. dollar equivalent of spot matched trades transacted by buyers and sellers on our platform.” While this definition refers to the quantity of assets transacted multiplied by the trade price, it encompasses the total value facilitated by our platform, which involves both sides of each transaction.

The decision to revise our calculation method was made to enhance the relevance and comprehensiveness of our reported trading volumes. This change allows for a more precise representation of the total economic activity on our platform and aligns with our practice of earning commissions from both parties in each transaction.

●	Tell us why volume for 2023 dropped 64% to $47,947,000 from $133,469,000 in 2022. Clarify whether the 2023 volume is calculated on the same basis as used to derive the volume depicted in the 2023 Form 20-F for 2022 and 2021 or whether it is calculated on the basis used in the 2022 Form 20-F.

Response: The Company respectfully notes that the decline of volume from $133,469,000 in 2022 to $47,947,000 in 2023 is due to reduced activity among customers. The Company respectfully refers the Staff to the response above regarding calculation methods.

●	Tell us why your FX business revenues increased 59.0% from $2,278,000 in 2021 to $3,621,000 in 2022 while the notional amount traded as disclosed on page 86 increased only 2.3% from $86.7 million to $88.7 million. Represent to us that in future filings you will assess volume and rate based on your key business metrics and disclose the underlying cause of significant changes as required by Item 5.A.1 of Form 20-F.

Response: The Company respectfully notes that due to the diverse mix of trading desks that the Company operates, there is no direct correlation between aggregate revenue and aggregate trading volume in the Company’s FX business. The composition and performance of different trading desks influence the Company’s revenue, as certain desks generate higher revenue per unit of notional amount traded than other desks.

The following table presents the revenue in relation to trading volume per type of trading desk:

	2023		2022		June – December 2021 (*)
Trading Desk (**)	Rev.	Vol.	Rev.	Vol.	Rev.	Vol.
REST/FRA/Basis/CPI	2,818,000	24.5B	2,095,000	16.9B	1,215,000	10.1B
FXSP	274,000	9.1B	222,000	7.4B	125,000	4.6B
FXSW	646,000	82.9B	400,000	47.5B	233,000	23.7B
FXOPT	1,175,000	20.9B	900,000	16.9B	663,000	11.6B
Bonds	-	-	4,000	0.02B	42,000	0.6B
Total	4,913,000	$137.4B	3,621,000	$88.7B	2,278,000	$50.6B

*	The revenue and volume amounts for 2021 in the table represent the trading activity of ILS Brokers Ltd. from the date of its acquisition by the Company in June 2021 until December 31, 2021. The nominal trading amount of $86.7 billion that appears on page 85 of the 2023 Form 20-F represents the trading volume of ILS Brokers for the entire year of 2021, which was inadvertently inserted.

**	Trading desk’s nature and type of trading:

●	REST/FRA/Basis/CPI: Repurchase Agreements, Forward Rate Agreements, Basis trading, and Consumer Price Index-related instruments

●	FXSP: Foreign Exchange Spot trading

●	FXSW: Foreign Exchange Swaps

●	FXOPT: Foreign Exchange Options

●	Bonds: Bond trading (discontinued after 2022)

Trading Desk	2022 to 2023 % Change in Revenues	2022 to 2023 % Change in Volume
RS/FRA/BASIS/CPI	34.90%	44.97%
FXSP	23.42%	22.97%
FXSW	61.50%	74.53%
FXOPT	30.56%	23.67%
BONDS	-100.00%	-100.00%
Total	35.68%	54.90%

The Company respectfully notes that as described above, the data for 2021 represents the activity from June to December 2021, and therefore, a comparison between the full year of activity for 2022 and 2021 would not provide relevant information.

In future filings, the Company intends to present the revenue and trading volume activity and assess the results according to each type of trading desk, as presented above, and will disclose the underlying cause of any significant changes.

Notes to Consolidated Financial Statements

Note 2: Material Accounting Policies

h. Digital assets, page F-16

10.	We acknowledge your response to prior comment 18. As IAS 2.3(b) applies only to the measurement of crypto assets held as a commodity broker-trader, please tell us how the digital assets you hold as identified in your response other than those being held for sale in the ordinary course of business, qualify as inventory as defined in IAS 2.6. In this regard, we note the following digital assets from your response:

●	those held for risk management services;

●	those held for hedging activities;

●	those provided to outside market makers; and

●	those used to facilitate incentive credits for marketing purposes.

In your response tell us the amounts of digital assets held for each of the above purposes at June 30, 2024 as well as, December 31, 2023, 2022, and 2021.

Response: The Company respectfully acknowledges the Staff’s comment, and provides the following response:

Classification of Digital Assets as Inventory

All digital assets held by INX Digital and INX Solutions are classified as inventory under IAS 2, utilizing the commodity broker-trader exemption (IAS 2.3(b)). We note that IAS 2.5 states (in part) as follows:

“Broker-traders are those who buy or sell commodities for others or on their own account. The inventories referred to in paragraph 3(b) are principally acquired with the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders’ margin.”

Based on the above, the broker-trader exemption applies to our digital assets because:

●	Digital assets are held for sale in the ordinary course of business

●	The Company acts as a broker-trader in respect of these digital assets

●	Digital assets are principally acquired for selling in the near future and generating profit from price fluctuations

Justification for Inventory Classification (Through 2023)

Our activities as broker-trader for digital assets encompass ancillary activities that are a necessary and integral part of fulfilling our function as a broker-trader. The digital assets held by us allow us to perform these ancillary activities and justify the treatment of these digital assets as inventory as follows:

a) Assets held to provide liquidity:

●	Used to facilitate buying and selling on the trading platform

●	Considered part of the ordinary course of business

b) Assets for risk management and hedging:

●	Support the primary trading activities

●	Integral to the broker-trader business model

c) Assets provided to outside market makers:

●	Used as inventory for market makers to post orders and settle trades

●	Directly supports the trading ecosystem

None of the digital assets held as inventory are designated for any specific ancillary activity described above. Rather, the digital assets are used as such when necessary and upon occurrence of a specific transaction. However, the digital assets are principally held for sale in the near future and to generate profits from price fluctuations.

Change in Classification and Measurement (2024 onwards)

As reported in the interim condensed financial statements as of March 31, 2024, of The INX Digital Company, Inc. (parent company of INX Ltd whose shares are listed for trading in Canada), which financial statements are included in our Form 6-K filed on May 16, 2024, as of the beginning of 2024, a significant change occurred:

●	INX Solutions Ltd., which served as the Company’s broker-trader, ceased operations

●	Digital assets previously classified as inventory were reclassified as non-current intangible assets

●	These assets are now tested for impairment when there’s an indication of impairment or at least annually

●	Impairment is recognized if the carrying amount exceeds the fair value less cost of sale

i. Customer funds and funds due to customers, page F-16

11.	Please represent to us that, in future filings, you will disclose the amount of each significant digital asset custodied on behalf of your platform customers.

Response: The Company respectfully acknowledges the Staff’s comment, and represented that it intends to disclose the amount of each significant digital asset custodied on behalf of its platform customers in future filings.

12.	Separately tell us how you control customer cash balances (that appear to be held with partnering banks as disclosed in a risk factor on page 21) in order to reflect these balances on your balance sheet. Reference for us the authoritative literature you rely upon to support your accounting.

Response: The Company respectfully acknowledges the Staff’s comment, and notes that as discussed in the risk factor on page 21, the Company has implemented segregation of customer funds, including cash balances, such that these funds are segregated from Company accounts and held in specifically designated customer accounts, with the objective of making them bankruptcy remote and not subject to claims of general creditors of the Company.

As further discussed in Note 9 to the annual 2023 consolidated financial statements of the Company, customer funds as of December 31, 2023, include cash balances of $360 thousand. These funds are not part of the cash balances in our statement of financial position as of December 31, 2023. As the Company is responsible for the safeguarding of customer funds, the Company records a liability and corresponding asset for customer funds in accordance with SEC Staff Accounting Bulletin No.121.

Please contact me at 212.801.9221 if you have any questions or require any additional information in connection with this letter.

Sincerely,

/s/ Mark S. Selinger
Shareholder